John, Pope, Boker, Ruppel & Burns, LLP
Attorneys and Counselors at Law

October 5, 2007

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720

In Re:	OnScreen Technologies, Inc. Registration Statement on Form SB-2 Amendment 1 Filed July 18. 2007 File No. 333-140147

Ladies and Gentlemen:

We have been retained as special counsel to assist OnScreen Technologies, Inc. (“ONSC” or the “Company”) in connection with the processing of the above referenced Registration Statement. This representation includes assistance in the filing of this Second Amendment and response to the staff’s comments dated August 15, 2007. This letter is being filed with supplemental information via EDGAR, pursuant to Rule 101(a) of Regulation S-T.

The staff issued a comment letter dated August 15, 2007 based upon the Commissioner’s review of the Registration Statement filed on July 18, 2007. The following consists of the Company’s responses to the Commissioner’s comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

General

1.	We note your response to prior comment 1. Please further revise to include financial statements for the quarter ended June 30, 2007.

Response: The financial statements for the quarter ended June 30, 2007 have been included in the revised registration statement.

2.
We note your response to our prior comment six and the added disclosure to item 26. Please revise your disclosure to include the apparent sale of securities on May 9, 2007 to Central Finance LLC, as disclosed in your Form 8-K filed on May 15, 2007. Additionally, please revise your disclosure to update the events discussed in such Form 8-K and explain the significance of the actions taken, especially with respect to the rights and preferences of the Series C Preferred. Include any Item 403 (c) disclosure necessary.

Moreover, the disclosure included in Item 26 does not appear to reflect the rise in the number of issued and outstanding common shares, as disclosed in the company's filings for the relevant time period and as noted on page 22 of your registration statement.

Please include the detailed disclosure required by Item 701 of Regulation S-B for all sales of unregistered securities in the past three years, which would include sales of common stock, preferred stock, option, warrants and debt securities. To provide context, disclose the amount sold prior to any split or reverse split of your securities and provide the adjusted amount sold taking into account any split or reverse split.

Response: Appropriate revisions have been made to the amended registration statement to reflect the suggestions as noted above.

Special Note Regarding Forward-Looking Statements, page 11

3.
We note your reference to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available to issuers of penny stock. Therefore, please remove the reference.

Response: The safe harbor reference has been deleted from the amended registration statement.

Selling Shareholders, page 12

4.	We note your response to our prior comment nine. Please disclose the natural person(s) who exercise voting and/or dispositive powers with respect to the following entities:

•	James C. Czirr Trust

•	Kjell H. Qvale Survivors Trust

•	Price Trust

•	Strusser 1999 Trust

•	Taylor Family Trust

Response: The natural person(s) who exercise voting and/or dispositive powers with respect to above designated selling shareholders has been included in the revised registration statement.

Circumstances Under Which Selling Shareholders Acquired or May Acquire Securities.... page 17

5.
We note your response to our prior comment 12. Confirm in your response letter that no interest payments were made to any of the convertible note holders prior to their conversion. If this is not the case, revise your tabular disclosure to disclose interest payments made to each investor.

Response: We restate that no interest payments were made to any of the convertible note holders prior to their conversion.

6.	We note your response to our prior comment 13. Further revise the tabular disclosure to disclose the conversion price for each of the holders on the date of their conversion.

Response: A revised tabular disclosure schedule has been included in the revised registration statement.

7
We note your response to our prior comment 17. Please confirm that you have never registered shares for resale for any of the selling shareholders. If this is not the case, we reissue our or comment 17.

Response: We restate that we have never registered shares for resale for any of the selling shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

8.
We note your response to our prior comment 22. It appears that you have simply removed the liquidity section from your MD&A. We also continue to note other disclosure in your prospectus, i.e., on page six, relating to management's belief that financing will be available to fund operations until revenue streams are sufficient to fund operations. You then state that there is no assurance such financing will close. If there is no assurance this financing will close, provide us with the basis for management's belief that it will be available. In doing so, quantify your current working capital needs and allocate the amounts necessary ever the next 12 months to cover all budgeted expenses deemed material.

Response: The designated sections of the amended registration statement have been revised to accommodate the comments supplied including quantified budget projections.

Your comment further requests that there be supplied the basis for management’s belief that additional funding will be available. The Issuer presently has in place agreements that will net to the Issuer $1,400,000 and has inventory for sale valued at approximately $500,000. The projected revenue requirement through June 2008 is approximately $1,900,000. This scenario does not include any revenue from sales.

Beneficial interest Table, page 59

9
We note your response to our prior comment 28. Please reconcile the number and percentage of shares beneficially owned by the following persons/entities with the amount listed in the selling shareholder table and advise as to any apparent inconsistencies:

•	Bradley J. Hallock (10,284,540 vs. 10,670,000)

•	Kjell H. Qvale (7,500,000 vs. 20,000,000).

Response: The Beneficial Interest Table has been revised to reflect the current holdings beneficially owned by Bradley J. Hallock (18,784,540 shares). I am not able to locate any reference to the 10,670,000 number as noted in your comment.

Kjell H. Qvale is the beneficial owner of the 7,500,000 issued common shares as stated in the Beneficial Interest Table and through conversion of the promissory notes as shown in note 10 to the Selling Security Holders schedule, Kjell H. Qvale could be entitled to receive up to 8,100,000 additional common shares.

10.	Please advise whether the holdings of:

•	Newport Ventures and Clifford Melby; and

•	Kjell H. Qvale Survivors Trust and Bruce H. Qvale;

should be aggregated and, if not, why not.

Response: Newport Ventures is beneficially owned by Colton Melby, the adult brother of Clifford Melby. Newport Ventures and Clifford Melby are separate and distinct entities/individuals.

Kjell H. Qvale Survivors Trust and Bruce H. Qvale are separate and distinct legal entities/individuals beneficially owned and controlled by two different adult individuals.

Your attention is directed to the Acquisition Date, Manner and Relationship to Issuer exhibit to this response. Of the 78,108,174 shares included in this registration statement, 42,644,997 are available for resale pursuant to an exemption from registration provided by Rule 144 promulgated under the Securities Act. Notwithstanding this readily available exemption from registration provided by Rule 144, the Issuer is contractually required to include in this registration statement the 42,644,997 issued shares. Of the 35,463,177 share balance, 15,830,951 shares are underlying piggyback contractual registration obligations contained in warrants and the 19,632,228 non Rule 144 eligible are included because of contractual registration rights obligations of the Issuer at the time if issuance.

It should be evident by this response letter and the substantial changes contained within the body of the Second Amendment that OnScreen Technologies, Inc. has diligently and conscientiously responded to the staff’s comments. If the staff would like to discuss any of the responses, please feel free to contact me at (727) 461-1818. My facsimile number is (727) 441-8617. My email is mikec@jpfirm.com. Thank you for your attention to this filing.

Very truly yours,

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin